Exhibit 99.5

December 16, 2021

BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”) Stock symbol – CURA Offering of 8.0% Senior Secured Notes due 2026 (the “Notes”)

Reference is made to the CSE Form 10 – Notice of Proposed Transaction (the “Form 10”) dated December 14, 2021. In accordance with Item 2.7(a) of Policy 6 of the CSE’s Policies and Procedures, this letter hereby confirms that the Company has received US$425 million in gross proceeds representing the proceeds from the offering of Notes, as described in the Form 10.

Yours truly,

Signed:	/s/ “Peter Clateman”
Per:	Peter Clateman
Chief Legal Officer
Curaleaf Holdings, Inc.